Filed by Bright Lights Parent Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

Date: July 11, 2022

MANSCAPED™ Signs Pete Davidson As Brand Partner And Shareholder

Posted by Allison F.

07.11.22

Leading Men’s Grooming Company and Comedy Icon Announce Multi-Year Partnership

WATCH: Pete Spitballs New Taglines in First Brand Spot for MANSCAPED

SAN DIEGO, Calif. (July 11, 2022) — Meet the new face, among other parts, of MANSCAPED™. Today, the global men’s grooming company and lifestyle consumer brand is excited to officially welcome Pete Davidson as Brand Partner and Shareholder. Known for his iconic comedic style, unapologetic authenticity, and total appeal to the world, Pete brings a unique edge and boundless content opportunity to the disruptive grooming brand. To kick off the four-year partnership, the comedian and longtime fan of the brand collaborated with MANSCAPED on an inaugural ad that brings to life the magic of this marriage. See the video here.

“Pete is the perfect brand partner for MANSCAPED. Both his sense of humor and sense of self closely fit our brand voice and values,” said Paul Tran, Founder and CEO of MANSCAPED. “One of those core values is to not take ourselves too seriously; it makes our brand approachable and allows for authentic connections with our fans. We’re so fortunate to work with Pete who is incredibly talented and has a natural ability to connect with men and women all over the world in a similar fashion.”

The comedian channels his charm and effortless confidence in the first content piece born of this partnership. The 30-second spot features Pete in a mecca of MANSCAPED doing what he does best: ad-libbing a slew of iconic one-liners. The set offers a sultry ambiance complete with a full lineup of the brand’s UltraPremium products and “PD” embroidered hand towels displayed on a slate bathroom counter. Clad in a black silk robe and with The Lawn Mower® 4.0 groin and body trimmer in hand, Pete gets into his groove and simply delivers. Yes, you get a peek at his tattoos. And yes, we’re hoping for some MANSCAPED-inspired additions down the road to really ink the partnership.

“For a creative, working with Pete and his team has been an amazing experience – I would dare say that it has been the deepest creative collaboration with a celebrity that I have experienced,” added Marcelo Kertész, SVP of Creative, Branding, and Product Design at MANSCAPED. “Because of his real-life love for MANSCAPED and The Lawn Mower, he just knows exactly what we stand for. And his delivery…well, it’s pure Pete Davidson’s style comedy.”

Pete is a stand-up comedian, actor, writer, and Saturday Night Live (SNL) alum, having announced his departure from the show after its 47th season and his eight-year tenure. The SNL breakout has grown to be one of the world’s biggest and most beloved stars with a vast cult-like fanbase who are drawn to his candor, charisma, and ability to talk about taboo topics that most public figures shy away from. Recently named one of TIME’s 100 Most Influential People, Pete has and will continue to be recognized for his positive influence and global impact on society.

This commercial is just a taste of what you can expect from Pete Davidson x MANSCAPED, as the two signed a four-year agreement that will bring more sketches, more campaigns, and many more laughs. In connection with the brand’s proven growth trajectory and intent to go public later this year, MANSCAPED will continue to explore other exciting partnerships and build on its celebrity program.

On November 23, 2021, MANSCAPED announced its entry into a definitive business combination agreement with Bright Lights Acquisition Corp. (Nasdaq: BLTS) (“Bright Lights”). Upon the closing of the proposed business combination, the combined company will be named “Manscaped Holdings, Inc.” MANSCAPED intends to apply to list the common shares of the combined company on Nasdaq under the ticker symbol “MANS”.

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About MANSCAPED™

Founded by Paul Tran in 2016, San Diego, California-based MANSCAPED™ is the global men’s lifestyle consumer brand and male grooming category creator trusted by over 5 million men worldwide. The product range includes a diversified line of premium tools, formulations, and accessories designed to introduce and elevate a whole new self-care routine for men. MANSCAPED’s collection is available internationally in 39 countries via DTC and on Amazon in more than 100 countries worldwide. Retail placement includes Target®, Best Buy, Macy’s, and Military Exchanges in the U.S. and Hairhouse locations in Australia. For more information, visit the website or follow on Facebook, Instagram, Twitter, TikTok, Tumblr and YouTube.

Important Information and Where to Find It

This communication relates to a proposed transaction between Bright Lights Acquisition Corp., a Delaware corporation (“BLTS”), and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, BLTS and Bright Lights Parent Corp. (“ParentCo”) have filed and intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a Registration Statement on Form S-4 (File No. 333-262081) that was filed with the SEC on January 10, 2022, as amended on February 14, 2022, and on April 22, 2022 (as amended, the “Registration Statement”), which includes BLTS’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS’ stockholders in connection with the proposed transaction. Information about BLTS’ directors and executive officers and their ownership of BLTS’ securities is set forth in BLTS’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Financial Information; Non-GAAP Financial Measures

The financial information and data contained in this communication is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement. Some of the financial information and data contained in this communication, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP.

BLTS, ParentCo and Manscaped believe these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Manscaped’s financial condition and results of operations. Manscaped’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. BLTS, ParentCo and Manscaped believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Manscaped’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. The management of BLTS and ParentCo does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP.

However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Manscaped’s non-GAAP measures may not be directly comparable to similarly-titled measures of other companies.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS’ securities, (ii) the risk that the transaction may not be completed by BLTS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among BLTS, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and Manscaped, (vi) the effect of the announcement or pendency of the transaction on Manscaped’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS’ securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BLTS’ Annual Reports on Form 10-K, BLTS’ Quarterly Reports on Form 10-Q, the Registration Statement that includes a proxy statement/prospectus that ParentCo and BLTS have filed with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.

Media Contact

Allison Frazier
Director of Communications, MANSCAPED™
allison@manscaped.com

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